Exhibit 99.1

GREENBROOK TMS DRAWS AN ADDITIONAL US$2.75 MILLION IN DEBT FINANCING

February 7, 2023 – Toronto, ON – Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), announces today that it has received an aggregate of US$2.75 million in debt financing from its existing lender, Madryn Asset Management, LP (“Madryn”), alongside certain of the Company’s existing significant shareholders and management.

Madryn Debt Financing

The Company announces that it has entered into an amendment to its previously-announced credit facility with Madryn (the “Credit Facility”), whereby Madryn and its affiliated entities have extended an additional tranche of debt financing to the Company in an aggregate principal amount of US$2.0 million, which was fully-funded at closing (the “New Loan”). The terms and conditions of the New Loan are consistent with the terms and conditions of the Company’s existing aggregate US$55.0 million loan under the Credit Facility (the “Existing Loan”) in all material respects.

The New Loan also provides Madryn with the option to convert up to approximately US$182,000 of the outstanding principal amount of the New Loan into common shares of the Company at a conversion price per share equal to US$1.90 (the “Conversion Price”), subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange (“TSX”). This conversion feature corresponds to the conversion provisions for its Existing Loan, which provide Madryn with the option to convert the outstanding principal amount of the Existing Loan into common shares of the Company at the Conversion Price.

Shareholder Loans

The Company also announces that, alongside the New Loan, it has entered into a note purchase agreement (the “Note Purchase Agreement”) with certain significant shareholders and management of the Company (the “Noteholders”) whereby the Company has issued US$750,000 aggregate principal amount of unsecured notes (the “Notes”) to the Noteholders. The Notes bear interest at a rate consistent with the Credit Facility and mature on September 30, 2027.

Under the terms of the Note Purchase Agreement, the Company has the option to issue and sell to the Noteholders during the next six months up to an additional US$1.0 million aggregate principal amount of additional Notes on the same terms, subject to the prior consent of the Noteholders.

The proceeds of the New Loan and the Notes are expected to be used by the Company for general corporate and working capital purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an available exemption under the U.S. Securities Act and compliance with, or exemption from, applicable U.S. state securities laws.

About Greenbrook TMS Inc.

Operating through 183 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 27,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements regarding the New Loan and the Notes and the expected use of proceeds therefrom, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.